FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2006

Omega Navigation Enterprises, Inc.

24 Kaningos Street
Piraeus 185 34 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Omega Navigation Enterprises, Inc. on June 27, 2006

OMEGA NAVIGATION ANNOUNCES DELIVERY OF

ITS FIRST HANDYMAX PRODUCT TANKER

PIREAUS, GREECE. June 27, 2006. – Omega Navigation Enterprises, Inc. (NASDAQ:ONAV), a provider of global marine transportation services (the “Company”), announced today that it has taken delivery of its third product tanker, its first Handymax (Ice Class 1A) double hull product tanker, the “Aris”, to be renamed the “Omega Prince”.

The “Omega Prince” is a Handymax (Ice Class 1A, IMO II & III) double hull product tanker of 36,680 deadweight tons (“dwt”), built by Hyundai Heavy Industries, South Korea in 2006. The acquisition was funded in part from the net proceeds of the Company’s initial public offering and in part from debt under a senior secured credit facility provided by HSH-Nordbank AG.

The “Omega Prince” is employed under a long term time charter to D/S Norden A/S (Norden) until June 2009 at a daily time charter hire rate of $21,000 with profit sharing during the months of January through April of each year of the time charter pursuant to which Omega Navigation will be paid, of 25% of any earnings of the vessel in excess of $27,000 per day. The Company has granted Norden an option to extend the charter for an additional period of 12 months at a minimum daily time charter hire rate of $24,000. The Company has selected VShips as the vessel’s technical manager.

The Company has agreements to acquire three additional double hull product tankers with deliveries expected by the end of July 2006.

George Kassiotis, President and Chief Executive Officer of Omega Navigation, commented, “We are very pleased to take delivery of “Omega Prince”, the third of six product tankers that we have agreed to acquire, which will complement our current fleet of two dry bulk carriers and two Panamax product tankers. We are also pleased to have one of the worlds largest and best known technical managers, VShips, manage the “Omega Prince”. Once all deliveries are completed, we will have a young, modern and diversified fleet, primarily oriented towards product tankers.

Furthermore, we believe that the addition of the Omega Prince to our current fleet enhances our ability to generate cash flow, and reinforces the growth prospects of our company as well as our ability to implement our quarterly dividend policy, with the first dividend payment of $0.50 per share expected in August 2006.”

Fleet Profile and Employment:

The table below describes the profile and employment of the Company’s fleet:

Vessel	Sister	Year	Deadweight	Type	Delivery	Daily		Redelivery
	Ships (1)	Built	(dwt)		Date	Hire Rate (2)
CURRENT FLEET (Vessels already delivered to ONAV)
Dry Bulk Carrier
Ekavi I	A	2004	52,800	Handymax	Apr-05	$17,000		Mar-07
Electra I	A	2004	52,800	Handymax	Apr-05	$25,000		Apr-07
Panamax Product Tanker
Omega Queen	D	2004	74,999	LR1	May-06	$26,500	(5)	May-09
Omega King	D	204	74,999	LR1	Jun-06	$26,500	(5)	Jun-09
Handymax Product Tankers
Omega Prince (ex Aris)	B	2006	36,680	Ice Class 1A	Jun-06	$21,000	(3)	Jun-09
Current Fleet Total (dwt):			292,278
REMAINING IDENTIFIED VESSELS (with expected delivery date)
Handymax Product Tankers
Omega Princess (ex Adonis)	B	2006	36,680	Ice Class 1A	Jun-06	$21,000	(3)	Jun-09
Panamax Product Tankers
Omega Lady Sarah(ex Iasonas)	C	2004	71,500	LR1	Jun-06	$24,000	(4)	Jun-09
Omega Lady Myriam(ex Miltiadis)	C	2003	71,500	LR1	Jul-06	$24,000	(4)	Jul-09
Remaining Fleet Total (dwt):			179,680
FLEET TOTAL:			471,958

1)   Each vessel is a sister ship of each other vessel that has the same letter.

(2)   This table shows gross charter rates and does not include brokers’ commissions, which are 5.0% of the daily time charter hire rate for the dry bulk carriers and 1.25% of the daily time charter rate for the product tankers.

(3)   Plus any additional income under profit sharing provisions of the charter agreements with D/S Norden A/S.  The Company has granted the charterers the option to extend the charter for 12 months at a minimum daily time charter hire rate of $24,000.

(4)   Plus any additional income under profit sharing provisions of the Company’s charter agreement.

(5)   The Company has granted Torm the option to extend the charter for 24 months at a minimum daily time charter hire rate of $28,500.

About Omega Navigation Enterprises, Inc.

Omega Navigation Enterprises, Inc. is an international provider of global marine transportation services through the ownership and operation of three product tankers and two dry bulk carriers. The Company was incorporated in the Marshall Islands in February 2005. The Company’s principal executive offices are located in Piraeus, Greece and it also maintains an office in the United States. The Company has agreements to acquire three additional double hull product tankers with deliveries expected by the end of July 2006.  Once the Company has completed the acquisition of these vessels, the Company’s fleet will consist of eight vessels with a total capacity of 471,958 dwt and an average age of approximately 1.5 years. Furthermore, the Company has options to acquire four additional double hull Ice Class 1A product carriers currently under construction and are expected to be available for delivery between March 2007 and September 2007. Omega Navigation’s Class A common shares are traded on the NASDAQ National Market under the symbol "ONAV" and are also listed on the Singapore Exchange Securities Trading Limited under the symbol “ONAV 50”.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company’s management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that the Company will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for product tanker and dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:

Company Contact:

Gregory A. McGrath

Chief Financial Officer

Omega Navigation Enterprises, Inc.

PO Box 272

Convent Station, NJ   07961

Tel. (551) 580-0532

E-mail: gmcgrath@omeganavigation.com

www.omeganavigation.com

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: nbornozis@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Omega Navigation Enterprises, Inc.

(Registrant)

Dated:  June 27, 2006                   By:        /s Gregory A. McGrath

                                             ------------------------

Gregory A. McGrath
Chief Financial Officer